UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        NATIONAL HEALTHCARE L.P.
                        ------------------------
                            (Name of Issuer)

                        Limited Partnership Units
                     ------------------------------
                     (Title of Class of Securities)

                               63633R 10 3
                             --------------
                             (CUSIP Number)

                           LAWRENCE C. TUCKER
                      Brown Brothers Harriman & Co.
                             59 Wall Street
                           New York, New York
                              (212) 483-1818
                 --------------------------------------
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                             December 9, 1997
                ---------------------------------------
                (Date of Event which Requires Filing of
                             this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                                                    2

CUSIP No.   63633R 10 3

1     NAME OF REPORTING PERSON

      THE 1818 FUND II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

                                           -0-
              NUMBER OF
               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                     486,358
                EACH
              REPORTING              9     SOLE DISPOSITIVE POWER
               PERSON
                WITH                       -0-

                                     10    SHARED DISPOSITIVE POWER

                                           486,358


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      486,358

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14    TYPE OF REPORTING PERSON

      PN

      CUSIP No.   63633R 10 3

1     NAME OF REPORTING PERSON

      BROWN BROTHERS HARRIMAN & CO.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      NEW YORK

                                     7     SOLE VOTING POWER

                                           -0-
             NUMBER OF
               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                     486,358
                EACH
             REPORTING               9     SOLE DISPOSITIVE POWER
               PERSON
                WITH                       -0-

                                     10    SHARED DISPOSITIVE POWER

                                           486,358


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      486,358

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14    TYPE OF REPORTING PERSON

      PN

CUSIP No.   63633R 10 3

1     NAME OF REPORTING PERSON

      T. MICHAEL LONG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES

                                     7     SOLE VOTING POWER

              NUMBER OF                    -0-
                SHARES
             BENEFICIALLY            8     SHARED VOTING POWER
               OWNED BY
                 EACH                      486,358
              REPORTING
                PERSON               9     SOLE DISPOSITIVE POWER
                 WITH
                                           -0-

                                     10    SHARED DISPOSITIVE POWER

                                           486,358


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      486,358

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.   63633R 10 3

1     NAME OF REPORTING PERSON

      LAWRENCE C. TUCKER

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES

                                     7     SOLE VOTING POWER

            NUMBER OF                      -0-
              SHARES
           BENEFICIALLY              8     SHARED VOTING POWER
             OWNED BY
               EACH                        486,358
            REPORTING
              PERSON                 9     SOLE DISPOSITIVE POWER
               WITH
                                           -0-

                                     10    SHARED DISPOSITIVE POWER

                                           486,358


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      486,358

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14    TYPE OF REPORTING PERSON

      IN

Item 1.     Security and Issuer.
            --------------------

            This Statement on Schedule 13D relates to the limited partnership units (the "Units") of National HealthCare L.P., a Delaware limited partnership (the "Company"), whose principal executive office is located at 100 Vine Street, Murfreesboro, Tennessee 37130.

Item 2.     Identity and Background.
            ------------------------

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH&Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

            The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Note (as defined below) and the Units.




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                                                                    7

            The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

            The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

            The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

            (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            Pursuant to a Note Purchase Agreement (a copy of which is attached hereto as Exhibit 1), dated as of October 15, 1997 (the "Note Purchase Agreement"), by and between the Company and the Fund, the Company issued, and the Fund acquired from the Company, $20,000,000 in principal amount of 5.75% Subordinated Convertible Notes due June 30, 2004 (the "Note") (a copy of the
Note is attached hereto as Exhibit 2) for an aggregate purchase price (the "Note Purchase Price") of $20,000,000, upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

            On December 9, 1997 the Fund purchased 109,000 Units in open market transactions for an aggregate purchase price (the "Units Purchase Price," and together with the Note Purchase Price, the "Purchase Price") of $6,147,600.

            The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.     Purpose of Transaction.
            -----------------------

            The Fund has acquired the Note and Units for investment purposes. The Note Purchase Agreement and the Registration Rights Agreement (a copy of which is attached as Exhibit 3), dated as of October 15, 1997 (the "Registration Rights Agreement"), between the Company and the Fund, which are attached hereto and incorporated herein by reference, contain, among other things, certain provisions which relate to (i) the acquisition of additional securities of the Company and (ii) the disposition of securities of the Company and other actions which may impede the acquisition of control of the Company by any person.

            The Fund has agreed in the Note Purchase Agreement that it will not purchase additional Units without the consent of the Company at any time that the Fund owns in excess of 23.2606249% of the total number of Units (on a fully-diluted basis) outstanding at the time of such proposed purchase. Subject to the above limitations, the Reporting Persons may from time to time acquire additional Units in the open market or in privately negotiated transactions, subject to availability of Units at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Units in open market or in privately negotiated transactions or the Note in privately negotiated transactions, in each case subject to the factors and conditions referred to above and to the terms of the Note Purchase Agreement.

            Except as described in the Note Purchase Agreement and the Registration Rights Agreement, and as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a) through (c). As set forth above, on October 15, 1997, the Company issued to the Fund, and the Fund acquired, the Note. The Note may be converted at any time and from time to time on or after January 5, 1998 into 377,358 Units, subject to adjustment under certain circumstances. Accordingly, the Fund may be deemed to beneficially own 486,358 Units (assuming the conversion of the Note), which, based on calculations made in accordance with Rule 13d-3(d) and there being 8,866,822 Units outstanding on October 31, 1997 as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 1997 (the "Form 10-Q"), represents approximately 5.3% of the outstanding Units. The Note will be automatically converted into shares of common stock of National HealthCare Corporation, a Delaware corporation and a wholly-owned, newly-formed subsidiary of the Company ("National HealthCare Corporation"), on the first business day following the restructuring of the Company into several entities (the "Special Reorganization"), including the ultimate merger of the Company into National HealthCare Corporation. National HealthCare Corporation will assume the obligations of the Company under the Note Purchase Agreement, the Note and the Registration Rights Agreement.

            By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to own beneficially 486,358 Units (assuming the conversion of the Note), representing approximately 5.3% of the outstanding Units (based on the number of Units outstanding on October 31, 1997 as disclosed in the Form 10-Q). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Note and the Units, each of Long and Tucker may be deemed to own beneficially 486,358 Units (assuming the conversion of the Note), representing approximately 5.3% of the outstanding Units (based on the number of Units outstanding on October 31, 1997 as disclosed in the Form 10-Q).

            Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any Units or has effected any transaction in Units during the proceeding 60 days.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Common
            Stock of the Issuer.
            ------------------------------------------

            The Company has entered into the Registration Rights Agreement with the Fund, on the terms and conditions set forth therein, giving the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the Units issuable upon the conversion of the Note.

            Except as described elsewhere in this Statement and as set forth in the Note Purchase Agreement, the Note and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed as Exhibits.
            ---------------------------------

            1. Note Purchase Agreement, dated as of October 15, 1997, by and between the Company and the Fund.

            2. 5.75% Subordinated Convertible Note, dated October 15, 1997.

            3. Registration Rights Agreement, dated as of October 15, 1997 between the Company and the Fund.

                                SIGNATURE
                                ---------

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997

                              THE 1818 FUND, L.P.

                              By: Brown Brothers Harriman & Co.,
                                  General Partner

                              By: /s/ Lawrence C. Tucker
                                  ----------------------
                                  Name:  Lawrence C. Tucker
                                  Title:        Partner

                              BROWN BROTHERS HARRIMAN & CO.

                              By: /s/ Lawrence C. Tucker
                                  ----------------------
                                  Name:  Lawrence C. Tucker
                                  Title: Partner

                              /s/ T. Michael Long
                              --------------------------
                              T. Michael Long

                              /s/ Lawrence C. Tucker
                              --------------------------
                              Lawrence C. Tucker

                               SCHEDULE I
                               ----------

            Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.      40 Water Street
                             Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Robert R. Gould

Kyosuko Kashimoto            8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)           Tokyo 103, Japan

Radford W. Klotz

Noah T. Herndon              40 Water Street
                             Boston, Massachusetts  02109

Landon Hilliard

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson          40 Water Street
                             Boston, Massachusetts  02109

Jeffrey A. Schoenfeld        40 Water Street
                             Boston, Massachusetts  02109

Stokley P. Towles            40 Water Street
                             Boston, Massachusetts  02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker            1531 Walnut Street
                             Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                            INDEX TO EXHIBITS
                            -----------------

                                                              Page
   Exhibit                Description                        Number
   -------                -----------                        ------

      1       Note Purchase Agreement, dated as of
              October 15, 1997, by and between the
              Company and the Fund.

      2       5.75% Subordinated Convertible Note,
              dated October 15, 1997.

      3       Registration Rights Agreement dated
              May 12, 1992, between the Company
              and the Fund.